Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

This MD&A should be read in conjunction with the audited consolidated financial statements and their accompanying notes for the year ended March 31, 2006. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”).  These differences as they affect the consolidated financial statements are described in Note 13 to our consolidated financial statements.  All amounts following are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to AnorMED Inc., including our Annual Report and our Annual Information Form for the fiscal year ending March 31, 2006, is filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, under the company name “AnorMED Inc.”.

All statements in this MD&A speak only as of May 12, 2006, except as to discussion as of June 2, 2006 as detailed in Note 14 (b) of our consolidated financial statements, unless an earlier date is indicated and, except as required by law and the rules and regulations of the applicable regulatory authorities, we disclaim any obligation to update or revise these statements.

ABOUT FORWARD LOOKNG STATEMENTS

The following management’s discussion and analysis (“MD&A”) contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 or forward looking information within the meaning of applicable securities laws in Canada, which involve substantial known and unknown risks and uncertainties.  Forward-looking statements or information include, but are not limited to:

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our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs;

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our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements; and

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our estimates regarding capital requirements and our expectations of receiving additional financing.

The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words.

Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements or information may not be achieved and that they should not place undue reliance on any forward-looking statements or information.  Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements or information as a result of numerous risks, uncertainties and other factors, including those  relating to:

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our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

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our drug candidates require time-consuming and costly additional preclinical and clinical testing and regulatory approvals before commercialization;

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clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

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our lack of product revenues and history of operating losses;

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our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

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our ability to obtain patents and other intellectual property rights for our drug candidates;

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our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

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our ability to comply with applicable governmental regulations and standards;

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development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

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our ability to succeed at establishing a successful commercialization program for any of our products;

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our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;

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our ability to successfully attract and retain skilled and experienced personnel;

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changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

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changes in foreign currency exchange rates;

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our business is subject to potential product liability and other claims;

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our ability to maintain adequate insurance at acceptable costs;

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our dependence on collaborative partners; and

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further equity financing may substantially dilute the interests of our shareholders.

Our Annual Information Form and the information contained in the MD&A, particularly in the sections entitled “Risk Factors”, discuss these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements or  information. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements or information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements or information.  We undertake no obligation to revise or update any forward-looking statements or information as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

OVERVIEW

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.

Our lead product, MOZOBILTM, is a stem cell mobilizer focused initially in stem cell transplants, a procedure used to restore the immune system of cancer patients who have had treatments that previously destroyed their immune cells.  MOZOBIL works by triggering the rapid movement of stem cells out of the bone marrow and into circulating blood.  Once in the circulating blood, stem cells can be collected for use in a stem cell transplant.  In Phase II studies, MOZOBIL consistently demonstrated the ability to help cancer patients collect more of their own stem cells, resulting in an increase in the potential for these patients to be able to undergo a stem cell transplant.

MOZOBIL is currently the subject of two Phase III clinical studies at 45 major centres in the U.S., Canada and Europe involving 300 cancer patients, each with either non-Hodgkin’s lymphoma or multiple myeloma and who are undergoing autologous stem cell transplantation as a part of their treatment.  Both Phase III studies are randomized, double-blind, placebo- controlled, comparative trials of MOZOBIL plus Granulocyte Colony Stimulating Factor (“ G-CSF ”) versus placebo plus G-CSF, the current standard drug used to stimulate the mobilization of stem cells from bone marrow.

We expect to complete patient recruitment of both Phase III studies by the end of 2006 and announce top-line results from the studies by the second calendar quarter of 2007.  If successful, the results of these clinical studies would be the basis for filings during 2007 and 2008 in the United States, Canada, the European Union (“E.U.”) and other countries seeking approval to market MOZOBIL for these indications.

AMD070 is an orally available small molecule inhibitor of the CXCR4 chemokine receptor.  CXCR4 can be used by HIV to enter and infect healthy cells. AMD070 is currently recruiting in two proof-of-principal trials to evaluate safety and preliminary efficacy inhibiting HIV entry in HIV infected patients. One trial is being conducted in collaboration with the U.S. Adult AIDS Clinical Trial Group (“ACTG”), and the other is the AnorMED-sponsored XACT trial.  Preliminary safety and activity results from the XACT trial were announced in the fourth quarter of Fiscal 2006. Another AnorMED-sponsored clinical trial, Phase I - XIST, was initiated in the first quarter of Fiscal 2007 to study potential drug interactions of AMD070 in healthy volunteers.

We also have research programs focused on novel classes of compounds that target specific chemokine receptors known to be involved in a variety of diseases:

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CCR5 in HIV – we have an active program to identify inhibitors of the CCR5 chemokine receptor that is also used by HIV to enter and infect healthy cells. We are working to identify a lead clinical candidate in this program in Fiscal 2007.

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CXCR4 in Oncology – we have a number of well established collaborations with research groups around the world and plan to continue with the preclinical work being done in this area.

We also have several licensing agreements for products which we developed a number of years ago:

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FOSRENOL™ has received U.S. and Swedish regulatory approvals and is licensed to Shire Pharmaceuticals Group plc (“Shire”) who may purchase the global patents from us upon payment of U.S.$31 million. We have received U.S.$19 million in milestone payments to date.

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Picoplatin (formerly NX473) has been licensed to Poniard Pharmaceuticals, Inc. (“Poniard”, formerly NeoRx Corporation) for up to U.S.$13 million in milestones and up to 15% in royalty payments. This drug candidate is in Phase II clinical trials.

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Atiprimod has been licensed to Synergy Pharmaceuticals Inc. (“Synergy”, a wholly-owned subsidiary of Callisto Pharmaceutials, Inc.) for up to U.S.$30 million in milestones and up to 15% in royalty payments.  This drug candidate is in a Phase Ib/IIa clinical trial.

FISCAL 2006 DEVELOPMENTS

MOZOBIL

At the beginning of Fiscal 2006, enrollment into the Phase III trials for MOZOBIL was  being initiated and recruitment of the targeted 300 patients in each of the non-Hodgkin’s lymphoma and multiple myeloma trials had begun. During Fiscal 2006 we initiated additional transplant sites in Canada, Germany and the U.S., allowing us to achieve 65% recruitment at the end of this fiscal period.  We are maintaining our goal to complete Phase III enrollment in both studies by the end of calendar year 2006.   Based on the required follow - up period for each study, we expect to announce top-line data from both studies by the second calendar quarter o f 2007.  Both of these studies are in accordance with our Special Protocol Assessment with the FDA.

Our Phase II program to support planned regulatory filings in both Europe and the U.S .. has five protocols currently recruiting. One European Phase II trial has recently completed enrollment and four other Phase II’s continue to recruit at sites in the U.S. and Canada. All of these clinical trial costs are being borne by AnorMED including a trial with MOZOBIL in combination with G-CSF and Rituxan that was initiated in the first quarter of Fiscal 2007.

Our Compassionate Use of MOZOBIL Program (“CUP”) has now enrolled over 230 patients and provides MOZOBIL to cancer patients who have failed prior attempts to collect stem cells for transplant using standard mobilization regimens.  Preliminary data on CUP, as well as several other MOZOBIL clinical and preclinical study results, was presented at the American Society of Hematology annual meeting that was held December 10-13, 2005 in Atlanta, Georgia and the European Bone Marrow Transplant annual meeting held March 19-20, 2006 in Hamburg, Germany.

A Phase I safety study of MOZOBIL in renal patients was initiated during the year.  The study is a requirement for the filing of a New Drug Application (“NDA”) to the U.S. Food and Drug Administration (“FDA”) expected to occur in the fourth quarter of calendar 2007.  In addition, investigator sponsored studies are ongoing to evaluate MOZOBIL as a single agent in allogeneic transplantation.

We expect that our clinical trial costs will increase directly with the rate of recruitment achieved in these trials over the next several months. Results from these trials are expected to be reported at various scientific conferences throughout Fiscal 2007.

AMD070

In October 2005, we expanded our AMD070 CXCR4 Entry Inhibitor clinical program. In addition to a Phase Ib/IIa study for AMD070 being conducted by the ACTG, we initiated patient enrollment for a new AnorMED sponsored Phase Ib/IIa study in HIV patients on November 29, 2005. This trial, called XACT, involves two sites, one in the U.S. and the other in the U.K. The trial design is similar to the ACTG trial, with a major difference being the fact that patients will not be required to forgo treatment for the 7 days after the 10-day treatment with AMD070.  Our responsibility to the ACTG collaboration continues to be the manufacturing and analytical costs associated with the supply of drug product, the cost of patient screening and some data analysis, with the remaining costs of this trial being funded by the ACTG. The XACT study is fully funded by AnorMED and we reported preliminary clinical data from this trial in March 2006.

In the first quarter of Fiscal 2007, we recruited our first volunteer into a Phase I clinical trial, called XIST, which is a drug interaction study in healthy volunteers.  In addition, over the next fiscal year, we expect to complete three-month preclinical safety testing with AMD070.  Except where otherwise noted, the costs of AMD070 will be our responsibility and we anticipate our clinical trial costs in Fiscal 2007 to remain consistent with the costs incurred in Fiscal 2006 for this program.

Research Programs

Our in-house research program continues to make progress in the identification of HIV entry inhibitors targeting the CCR5 receptor and in the optimization of pharmacokinetic parameters for the selection of a lead for clinical development.

Licensing Agreements

Shire has an agreement with AnorMED to purchase the global patents for FOSRENOL for up to U.S.$31 million in milestone payments to be made upon regulatory approvals in the United States, the E.U. and Japan.  The first approval came from Sweden in March 2004 and we received U.S.$1 million.  The second approval came from the U.S. in October 2004 and we received U.S.$18 million.  During the third quarter of Fiscal 2005, Shire exercised its option and agreed to make a U.S.$6 million milestone payment to us upon regulatory approval in Japan.  If regulatory approvals for FOSRENOL are granted in the relevant E.U. countries we expect to generate additional milestone payments from Shire totaling U.S.$6 million.  We expect these milestone payments to occur in Fiscal 2007.

Poniard recently entered picoplatin into a Phase I/II colorectal cancer clinical trial.  This drug candidate is also being studied in a Phase II clinical trial in small cell lung cancer patients.  Poniard completed a U.S.$65 million financing in April 2006 and is focused on building a diverse oncology pipeline through in-house research and in-licensing.  We granted Poniard a licensing agreement with exclusive global rights, excluding Japan, to develop, manufacture and commercialize picoplatin for treatment of any human disease.  Through this agreement we are eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and Poniard common stock.  The licensing agreement provides that we are to receive royalty payments of up to 15% on any product sales.

During this fiscal year, we received a U.S.$200,000 licensing payment from Synergy for Atiprimod.  Synergy is continuing to evaluate the anti-cancer properties of this drug candidate in a Phase Ib/IIa clinical trial in relapsed multiple myeloma patients.  We granted Synergy an exclusive license to develop, manufacture and commercialize products incorporating Atiprimod for the diagnosis, treatment and prevention of disease in humans.  The licensing agreement consists of an annual maintenance payment of U.S.$200,000, milestone payments on registration applications and approvals, and royalties of 10 – 15% based on product sales.

We do not expect to generate sustained profitability unless and until additional product sales and royalty payments generate sufficient revenues to fund our continuing operations or we receive milestone payments that exceed expenses.

Corporate Developments

During our first quarter of Fiscal 2006, we incorporated a U.K.-based subsidiary, AnorMED U.K. Limited.  To date, this wholly-owned subsidiary’s sole purpose is to be our legal representative in the E.U. as is now required for carrying on clinical trials in the E.U.  The operations of this subsidiary are minimal since the conduct of our current E.U. clinical trials are the responsibility of AnorMED Inc.  However, we plan to expand operations during Fiscal 2007 when we begin additional clinical trials in the E.U.

In September 2005, we augmented our management team with the addition of Mark Levonyak as our Vice President of Marketing and tasked him with the responsibility for continuing marketing and commercial development initiatives relating to MOZOBIL.

In October 2005, we announced our plans to seek a Conditional Marketing Authorization (“CMA”) in Europe for MOZOBIL in early calendar 2007 and a Marketing Authorization Application (“MAA”) in Europe following completion of our Phase III studies in the U.S.     We also had been in discussions with potential E.U. partners as a necessary step to meet the requirements of the CMA.  We have since decided to pursue a strategy of filing a full MAA by the earliest practical time and not filing a CMA and therefore do not require an E.U. partnership to be completed at the current time.  We currently expect to file an MAA for MOZOBIL in calendar 2008, subject to the successful outcome of the current Phase III studies.  Regional partnerships or local distributorship arrangements are expected to be finalized in the future to meet our current commercialization timelines.

Effective November 3, 2005, the United States Securities & Exchange Commission (“SEC”) approved our Registration Statement on Form 40-F to register our common shares pursuant to Section 12(b) of the Securities Exchange Act of 1934. Our shares became eligible for trading on the American Stock Exchange (“AMEX”) on November 4, 2005.

On December 8, 2005, we received net proceeds of approximately $32 million on completion of a public offering of common shares. We issued 8,625,000 common shares at a price of $4.00 per common share. This transaction included a base issuance of 6,250,000 common shares plus two fully subscribed options of 1,250,000 and 1,125,000 common shares.

On January 17, 2006, we received a requisition for a Special Meeting of Shareholders (the “Special Meeting of Shareholders”) from our largest shareholder group .. The Special Meeting of Shareholders was held on April 21, 2006  and a new Board of Directors was elected ..  The financial implications of the Special Meeting of Shareholders are discussed in detail in Notes 8 and 14 of our consolidated financial statements.

Our financial condition and results of operations for Fiscal 2006 were consistent with management’s expectations with the exception of the financial effects of the Special Meeting of Shareholders, the SEC registration, the AMEX listing, and a regulatory delay in the milestone payments to be received from Shire. In some instances the timing of certain expenditures were different than originally planned due primarily to the timing of clinical trials, which is inherently difficult to predict due to the number of regulatory and contractual requirements necessary to initiate trials, and the uncertainties of patient enrollment in clinical trials.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

AnorMED’s consolidated financial statements are prepared in accordance with Canadian GAAP.   These accounting principles require us to make certain estimates and assumptions.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that they are made.  Actual results may differ from our estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during each reporting period.  Significant areas requiring the use of management estimates relate to recognition of revenue, stock-based compensation, amortization of property and equipment, and determination of accrued liabilities. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions.

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results include revenue recognition, patents, stock-based compensation, property and equipment, and accrued and contingent liabilities.  These and other significant accounting policies are described more fully in Note 2 of our consolidated financial statements.

Revenue Recognition

Our sources of revenue have been derived from research and development collaborations, and licensing fees comprised of initial fees and milestone payments.  Research revenue, that includes payments due under collaborative research and development agreements that are non-refundable, is recorded as revenue as the related expenditures are incurred pursuant to the agreement and provided collectability is reasonably assured. Licensing revenue, that includes initial fees and milestone payments that are non-refundable, is recorded as revenue unless the Company’s ongoing involvement is required in which case the revenue is deferred and amortized into income over the estimated period of our ongoing involvement.  For Fiscal 2006, all of our revenue was comprised of milestone payments under various license agreements as described under “Fiscal 2006 Developments”.  All of the milestone payments that were due under these agreements in Fiscal 2006 have been received.  Since there was no ongoing involvement that was required of us under the license agreements, we recorded all of the milestone payments that were due during Fiscal 2006 as revenue for the year.  Further details of the treatment of each element of collaborative agreements are disclosed in Note 2(h) of our consolidated financial statements.

Patents

In Fiscal 2006 all costs for filing and maintaining patent claims were expensed in the period in which they were incurred.  This treatment was applied retroactively. AnorMED’s intangible assets are comprised of patents to protect our intellectual property that is generated through our research programs.

Stock-based Compensation

In Fiscal 2004, we adopted a change in accounting for employee stock-based awards.  In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, compensation expense has been recognized prospectively for stock-based awards made to employees beginning April 1, 2003.  The transitional provisions outlined by CICA Section 3870 allow that only options granted, modified or settled since April 1, 2003 need to be recorded as compensation expense using the fair value method.  Prior to the adoption of this method, we disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method.   Due to the allowance of the prospective treatment of the compensation expense, the change in accounting policy required no restatement of prior year’s financial statements. We do however continue to disclose the pro forma effect of accounting for stock options awarded to employees under the fair value method prior to March 31, 2003. Refer to Note 5(d) of our consolidated financial statements for the pro forma financial results using the fair value method of accounting for stock-based compensation.  Fiscal 2006 is the final reporting period for which pro forma information will be reported.

The Black-Scholes options pricing model is used in calculating the fair value of options granted during the year as required under the new accounting rules. However this model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable, which are characteristics that are significantly different from our employee stock options.  In addition, this option-pricing model requires the input of highly subjective assumptions including the expected stock price volatility.  We use projected data for expected volatility and expected life of our stock options based upon historical and other economic data trended into future years, however changes in these subjective input assumptions can materially affect these estimates and consequently the measure of the fair value of our employee stock options. Additionally, this accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations.

Property and Equipment

The valuation and amortization of property and equipment is a critical accounting estimate because of the long-term nature of these assets. Judgement is exercised and assumptions are made when determining whether the carrying value of the property and equipment exceeds the recoverable value based on future undiscounted cash flows. Amortization of property and equipment is calculated using various rates based on managements’ estimate of the expected useful life of the asset. Factors considered in estimating the useful life of property and equipment include our expected use of the asset, legal, regulatory and contractual provisions that may limit its useful life, the effects of obsolescence, and the level of maintenance expenditures required to obtain the expected future economic benefit of the asset. After evaluating the events and changes in circumstances affecting the carrying value and amortization of property and equipment, we determined that an impairment loss is not required and that the rates of amortization detailed in Notes 2(f) and (g) of our consolidated financial statements are appropriate as at and for the year ended March 31, 2006. Any significant changes to our assessment could possibly result in an impairment loss of a portion of, or up to the full amount of, the unamortized value of our property and equipment at the time of the determination.

Accrued and Contingent Liabilities

We have established collaborative agreements with certain hospitals and academic and corporate laboratories that provide resources and expertise that complement our clinical development as well as our research and development programs. Typically these agreements can span over a number of years or accounting periods such as a fiscal quarter.  Since payments under these agreements may not coincide with the period in which the services were rendered, judgement is required in estimating the amount of expense to be recorded in each accounting period. Similarly, judgement is required in determining the amount of expenditures that are contractually committed under the various agreements. Factors that we consider in estimating the amount of expense for the quarter may include one or all of: the contractual terms, the level of services provided and/or the goods delivered, and the proportion of the overall contracted time that has elapsed during the period. In making these assessments we sometimes rely on information provided from contractors at remote sites that are not conducive for immediate independent verification. We perform periodic reviews of our collaborators’ sites and receive verification by way of reports and delivered products. Changes to these estimates may result in greater or less expenses in an accounting period and the maximum expense under committed programs is disclosed in Note 7(c) of our consolidated financial statements.

Commitments, with respect to contractual obligations other than those described above, are disclosed, as required by Canadian GAAP, when they are significant in relation to our current financial position or future operations.  Contingencies are accrued and disclosed in the notes to the consolidated financial statements in accordance with CICA Handbook Section 3290.  The nature of the contingency, an estimate of the gain or loss where possible and whether an accrual of the contingent loss has been made should evidence full disclosure.   At the end of this fiscal year, we have disclosed additional material commitments and a contingency pertaining to the Special Meeting of Shareholders as described in Notes 8 and 14 of our consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms.  Our Acting Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of March 31, 2006 and concluded that our current disclosure controls and procedures are effective.

SELECTED FINANCIAL INFORMATION

The following is selected consolidated financial information for our 2006, 2005 and 2004 fiscal years:

(In thousands of Canadian dollars except per share information) Revenue	2006 295	2005 24,268	2004 2,022
Research and development expenses	32,227	19,561	14,808
General and administrative expenses	10,057	6,731	5,101
Amortization	881	886	1,176
Net loss	(41,467)	(2,169)	(17,531)
Loss per share (1)	(1.20)	(0.07)	(0.64)
Total assets	68,168	70,220	69,717
Total long-term liabilities	-	-	-
Accumulated deficit	(131,440)	(89,973)	(87,804)
Total shareholders’ equity	59,134	65,511	66,049

(1)  Diluted loss per share has not been presented for Fiscal 2006, 2005 and 2004 since our stock options were anti-dilutive.

We have not declared any cash dividends since the inception of the Company.   We intend to retain all available funds, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.

The following Results of Operations describe the period variations and trends in financial condition and results of operations.

RESULTS OF OPERATIONS

We reported a net loss of $41.5 million or $1.20 per common share in Fiscal 2006 compared to a net loss of $2.2 million or 7 cents per common share in Fiscal 2005 and a net loss of  $17.5 million or 64 cents per common share in Fiscal 2004.

The trend of our net losses - $41.5 million in Fiscal 2006, $23.8 million in Fiscal 2005 (adjusted for revenue of approximately $21.6 million from the Shire payment), and $17.5 million in Fiscal 2004 – reflects the continued advancement of our clinical programs and our expansion and growth as a drug development company.  Our costs increased with the initiation of our Phase III clinical trials for MOZOBIL in the fourth quarter of Fiscal 2005 and with the broadening of our AMD070 clinical trial program during Fiscal 2006.  The events that varied from our expected results in Fiscal 2006 were:  (i) patient recruitment of 65% in MOZOBIL’s Phase III trials was lower than expected which resulted in lower related costs during the fiscal year; (ii) longer than expected time to identify a lead drug candidate for development in our CCR5 program that resulted in lower expenditures for preclinical studies and manufacturing costs of approximately $1.4 million;  (iii) additional toxicology costs for AMD070 offset by lower clinical trial costs due to slower than expected recruitment rates;  (iv) the delay in receiving anticipated E.U. regulatory approvals for FOSRENOL which would have triggered up to U.S.$6 million in milestone payments from Shire, and;  (iv) the SEC registration, AMEX listing and the Special Meeting of Shareholders, which occurred out of the normal course of business.

REVENUE

In Fiscal 2006 we recognized revenue of $295,000, the majority of which was an annual maintenance payment on a licensing agreement with Synergy (as described under “Fiscal 2006 Developments”).  Revenue recognized in Fiscal 2005 was primarily from the U.S.$18 million (approximately $21.6 million) payment in the third fiscal quarter from Shire as a result of the U.S. regulatory approval of FOSRENOL. We also received licensing revenue in the form of milestone payments of approximately $2.3 million in our first quarter of Fiscal 2005 from Poniard for the licensing of picoplatin.  In Fiscal 2004, the majority of the licensing revenue came from a U.S.$1 million payment from Shire as a result of the first regulatory approval of FOSRENOL in Sweden in March 2004.  The remaining revenue in all three fiscal years consisted primarily of payments on existing licensing agreements with Synergy, Bristol-Meyers Squibb Medical Imaging Inc. and North American Scientific Inc. (the latter two agreements having terminated in Fiscal 2005).  Interest income is recorded as “Other income” in our consolidated financial statements.

Additional regulatory approvals and an E.U. market launch for FOSRENOL are anticipated in Fiscal 2007.  The regulatory and reimbursement approvals in the relevant European countries, if granted, are expected to generate a further U.S. $6 million in milestone payments in Fiscal 2007. It is unlikely that FOSRENOL will be approved in Japan in Fiscal 2007. Additionally, we do not expect significant additional milestone payments from any of our other existing partnerships during Fiscal 2007.  We expect that sources of revenue for the next two years will be from interest income , payments under existing licensing and collaborative research agreements and payments under new licensing and collaborative research agreements ..    Any new licensing agreements that we enter into  may contain upfront and milestone payments that should qualify as licensing revenue either in whole or in part depending on the terms of these agreements.

EXPENSES

Research and Development

Research and development expenditures in Fiscal 2006 increased 65% over those recorded for Fiscal 2005.  This result was expected as our clinical programs for MOZOBIL and AMD070 have progressed and we continue to expand our trials.  The MOZOBIL Phase III trials that began late in the previous fiscal year increased patient enrollment significantly year over year as we initiated additional trial sites in U.S., Canada and Europe. that improved the recruitment rate and provide d better access to the protocols.  We also doubled the number of patients treated with MOZOBIL through CUP, had ongoing recruiting in a average of five Phase II trials over the course of the year, and initiated a Phase I study for renal insufficiency in the third quarter of Fiscal 2006.  In addition, in Fiscal 2006 we contracted the manufacture of validation batches of both drug substance and drug product and incurred the associated analytical work.  MOZOBIL costs are expected to continue on the same pace as the last two quarters of Fiscal 2006 until the completion of the Phase III trials anticipated in the third quarter of Fiscal 2007.

With AMD070, manufacturing of both drug substance and drug product also took place during Fiscal 2006 with a new formulation.  Bridging toxicology costs were incurred and long-term toxicity tests were initiated to ensure that the new formulation had the same characteristics as the product being used in the clinical trial program.  These tests are ongoing and more work will be necessary for the new formulation to proceed into clinical testing.  The AMD070 clinical program, which had been managed predominantly by the ACTG until this year, was expanded with Phase I and II trials managed and fully funded by AnorMED. These two AnorMED-sponsored clinical trials are XACT, a study that is designed to overcome some of the protocol restrictions of the ACTG trial, that began recruitment in the third quarter; and XIST, a drug interaction study that enrolled its first patient in the first quarter of Fiscal 2007.  Over the next several quarters, we plan to continue our preclinical safety studies of lead formulations of AMD070 and complete a drug manufacture to support future clinical studies, including drug interaction studies.

To accomplish the development work for our two drug candidates, as well as to continue our work with the selection of a CCR5 entry inhibitor anti-HIV drug candidate, we increased our research and development staff by 21 in Fiscal 2006 for a total of 113 personnel involved in these areas.  We expect personnel costs to rise as we incur a full year of costs associated with the new hires of Fiscal 2006, as well as the additional cost of attracting and retaining new experienced employees to enable our products to be commercialized.

Stock-based compensation expense for Fiscal 2006, recorded as personnel costs, in research and development expenses and general and administrative expenses, was $907,000 and $302,000 respectively compared to $958,000 and $319,000, respectively, in Fiscal 2005. See Note 5(d) in our consolidated financial statements for additional details relating to this expense.

General and Administrative

General and administrative costs in Fiscal 2006 were up almost 50% in comparison to Fiscal 2005 due to a combination of factors.    Our efforts in marketing and commercial development initiatives relating to MOZOBIL were increased during the year, including the recruitment of a Vice President of Marketing .. Business development was engaged in partnering discussions throughout the year as a result of our strategic intention to seek a partner for the commercialization of MOZOBIL in Europe.  The SEC registration and the resulting AMEX listing incurred legal and accounting costs as well as filing fees, that were outside the normal course of business.  The AMEX listing created additional requirements in investor relations, legal and accounting, as well as increased insurance costs.  The Special Meeting of Shareholders was an unexpected event that incurred legal and associated costs of approximately $1.3 million in Fiscal 2006 and a further $2.0 million to be reflected in early Fiscal 2007. Also, a charge of approximately $4.1 million will be recorded in the first fiscal quarter of 2007 relating to severance and retention payments to management as a result of the election of a new Board by shareholders on April 21, 2006. The Special Meeting of Shareholders costs are more fully described in Notes 8 and 14 of our consolidated financial statements.

Personnel levels increased by 5 in Fiscal 2006 to a total of 34 due to marketing needs and increased regulatory and compliance issues in accounting.  We expect general and administrative costs to increase next fiscal year due to a number of factors including the Special Meeting of Shareholders costs, severance and other payments, as a result of the change in the composition of the Board, the additional demands on investor relations, and administrative support in relation to both the AMEX listing and our move towards commercialization.

Amortization

Amortization expense decreased marginally in Fiscal 2006 even though capital expenditures increased substantially over Fiscal 2005.  Two major capital projects, office expansion and renovations and the Electronic Document Management System (“EDMS”), were primarily responsible for the expenditures, but neither project was substantially complete at the end of Fiscal 2006.  As a result, no amortization has been taken on these assets in this fiscal period.  Fiscal 2007 and future years are expected to experience the increase in amortization expense from these assets and from future capital requirements to support our growth to commercialization.  For Fiscal 2006, the attainment of full depreciation of individual assets from within our pool of assets and disposals through the normal course of business, have offset the remainder of the capital purchases made during the year.

OTHER INCOME

The continuing trend of rising U.S. and Canadian interest rates increased our interest income in Fiscal 2006 over Fiscal 2005 and Fiscal 2004.  All three fiscal years experienced higher average cash and investment balances during the year as a result of a cash infusion in their third quarters.  In Fiscal 2006 we closed a financing in December 2005 ($32 million), in Fiscal 2005 we received a milestone payment from Shire in October 2004 (U.S.$18 million), and in Fiscal 2004 we closed another financing in December 2003 ($27.6 million).  The position of the U.S. dollar in relation to the Canadian dollar weakened over the course of Fiscal 2006, lowering the value of our U.S. cash reserves.   We recognized a foreign exchange loss of $53,000 in the fourth quarter of Fiscal 2006 and $443,000 for the full Fiscal 2006.  Our long-term investment in common shares of Poniard maintained its carrying value at year end and no impairment charge for a permanent decline in value was recorded during the year.  In Fiscal 2005, a loss on the revaluation of investments of $984,000 was recognized.  For more details on this investment refer to Note 3 of our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, we had working capital of $55.2 million and our total cash position was $62.3 million.  Our cash reserves remained consistent year over year due to the financing proceeds of $32 million received December 2005 and to the receipt of the U.S.$18 million milestone payment from Shire in October 2004. Our cash reserves are primarily held in investments with maturities of less than 90 days due to the relatively higher yields that continue to be available for short-term maturities.  From inception through to March 31, 2006, we have received approximately $174 million in net cash proceeds from the sale of equity securities by way of private and public financing.   These cash resources, in addition to the funds generated from licensing revenue, interest income, and public and private sales of equity, are used to support our continuing clinical studies, research and development initiatives, working capital requirements and general corporate purposes.

During Fiscal 2006, we expended $1,594,000 for capital items, which is a 64% increase over spending in Fiscal 2005.  In preparation for our future NDA filing for MOZOBIL, we entered into an agreement with a supplier during Fiscal 2006 to validate and install an EDMS, so that we can electronically file our regulatory submissions with the FDA instead of sending paper.  The full implementation is expected to be completed by the end of the first quarter of Fiscal 2007.  We also renovated and expanded our existing office space to accommodate our personnel growth, which had accompanying costs of computer hardware and software, office equipment, furniture, and leasehold improvements.  As of March 31, 2006, we have material commitments of $561,000 resulting from this renovation process, which is expected to be completed in the first quarter of Fiscal 2007.  These commitments are expected to be funded from our available cash on hand.

At March 31, 2006, we have a valuation allowance equal to our future tax asset since we have not established a pattern of profitable operations for income tax purposes. We do not expect to pay income taxes in Fiscal 2007 and we anticipate that when we do become taxable, we will be taxed at statutory Canadian tax rates.

We also have 2,885,150 stock options outstanding that are exercisable at prices between $1.75 and $20.10 per share.  If all outstanding stock options were exercised, we would receive proceeds of approximately $19.4 million.  As a result of the change in composition of our Board of Directors approved at the Special Meeting of Shareholders, accelerated vesting provisions for existing stock options under the Company’s Incentive Stock Option Plan were triggered.  Under the terms of the plan, the vesting of 592,160 existing stock options for employees will accelerate and become fully exercisable on October 21, 2006.  We believe that the accelerated vesting will not have a material impact on our financial position.

Interest Rates

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. We invest our cash reserves in a diverse portfolio of liquid, high-grade investment securities with varying terms to maturity (not exceeding one year), selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments until maturity.  We attempt to minimize the credit risk of our short-term investments by investing in a variety of investment grade marketable securities. If market interest rates were to increase immediately and uniformly by 10% from levels at March 31, 2006, the fair value of the portfolio would decline by an immaterial amount.

Foreign Currency Exchange

We purchase goods and services in both Canadian and U.S. dollars. Foreign exchange risk is primarily managed by satisfying non-Canadian denominated expenditures with cash flows or assets denominated in the same currency. As at March 31, 2006, we do not have any forward currency contracts or other financial derivatives in place to hedge exchange risk.   A sudden or significant change in foreign exchange rates could affect our future operating results or cash flows.  If the Canadian dollar was to increase by 5% against the U.S. dollar and we did not have a hedge in place, we would incur an unrealized foreign currency translation loss of an immaterial amount.

Contractual Obligations

The following table lists our contractual obligations as at March 31, 2006.  We expect to fund these expenditures out of our available cash and short-term investments.

Contractual Obligations	Payments Due by Period
(In thousands of Canadian dollars)	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years

Long term debt	-	-	-	-	-
Capital lease obligations	-	-	-	-	-
Operating lease obligations (1)	496	496	-	-	-
Research expenditures (2)	10,240	5,982	4,258	-	-
Purchase obligations (3)	1,029	1,029	-	-	-
Other long-term obligations	-	-	-	-	-
Total	11,765	7,507	4,258	-	-

(1) Represents minimum lease payments under an operating lease for our premises.  For further details see Note 8 of our consolidated financial statements.

(2) Represents committed expenditures under collaborative agreements.  For further details see Note 7 (c) of our consolidated financial statements.

(3) Represents committed expenditures for contracted goods and services.  For further details see Note 8 of our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, have not signed any letters of credit and have not granted any performance bonds.

Related Party Transactions

We did not have any transactions with related parties during the year that are outside of the normal course of our business and are reportable under Canadian GAAP.

Outstanding Share Data

On December 8, 2005, we completed a financing of 8,625,000 common shares at a price of $4.00 per common share for gross proceeds of $34.5 million. We incurred share issue costs of $2,503,000 on the offering. As at May 12, 2006, we had 41,407,223 issued and outstanding common shares. In addition, as at May 12, 2006, we had 2,458,082 stock options outstanding to purchase common shares at exercise prices ranging from $1.75 to $20.10. The maximum number of authorized common shares available for issuance under our stock option plan is 5,100,000. See Note 5 of our consolidated financial statements for additional details up to March 31, 2006.

RISK FACTORS

You should carefully consider the risks described below, together with all of the information disclosed in our Annual Information Form and our consolidated financial statements for the year ended March 31, 2006 and this MD&A.  If any of the following risks materialize, our business, financial condition, results of operations and future prospects will likely be materially and adversely affected.  The risks described below are not the only ones that may exist.  Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, results of operations and future prospects.

Risks Related to our Business and our Industry

We are at an early stage of development and have not yet demonstrated an ability to successfully overcome the risks and uncertainties associated with our business.

We were founded in 1996 and are at an early stage of development.  As a development stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. There are inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, (iii) obtaining regulatory approval to commercialize these drug candidates, and (iv) obtaining, enforcing and defending patents claiming our inventions and operating without infringing the patents or other intellectual property rights of third parties.  In order to execute our business plan, we will need to successfully advance our core products and programs through the development process, select and develop further drug candidates, build and maintain a strong intellectual property portfolio and avoid infringing the intellectual property rights of third parties, develop and maintain successful strategic relationships, manage costs associated with our research and product development plans, conduct preclinical and clinical trials, obtain regulatory approvals and deliver pharmaceutical products to the market.  If we are unsuccessful in accomplishing these objectives, we may not be able to develop drug candidates, raise capital, expand our business or continue our operations.

Our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals prior to commercialization.

The development and commercialization of our products, including MOZOBIL, are subject to extensive regulation by government agencies.  These drug regulatory agencies include the U.S. FDA, Health Canada, the European Medicines Agency (“EMEA”) and country-by-country market regulators in Europe, the Japanese Ministry of Health, Labour and Welfare, the Chinese State Food and Drug Administration, and counterparts of these agencies in other countries.  Before we can market a drug product in any of these countries, the applicable regulatory authority in that country must approve a marketing authorization application that we submit for that product.  In the United States, the applications for the type of products we are developing are called “New Drug Applications”.  In some countries there are also provincial, state and other local government agencies with authority over the marketing of drugs in their jurisdictions.  Although the U.S., Europe and Japan, together with other nations, have for a number of years been engaged in an ongoing process to harmonize their respective drug testing and marketing authorization approval regulations, there are still substantial variances in these regulations as well as varying scientific and medical opinions among these regulators as to what constitutes proof of safety and efficacy.  Consequently, variances among regulatory approval procedures from country to country may, in some circumstances, require us to conduct additional preclinical or clinical studies that could delay or prevent marketing approval of any of our drug candidates on a country-by-country basis.  In response to well-publicized recent events relating to the safety of approved drugs, drug regulators around the world are increasing their focus on pharmacovigilance (drug safety) during the conduct of clinical trials as well as following the approval of marketing authorization applications, such as NDA’s in the United States.  In addition, in the United States and other jurisdictions, the study protocol to be followed, the informed consent form to be signed by patients, the medical ethics of the study, and related matters for any clinical trial to be conducted at any particular medical center must be approved by the institutional review board at that medical center.

Our drug candidates require significant additional preclinical and clinical testing and investment prior to commercialization.  Conducting preclinical and clinical trials is a lengthy, time-consuming and expensive process, and the results of these trials are inherently uncertain. We and, where applicable, our collaborators must commit substantial resources to conduct research and clinical trials in order to complete the development of our portfolio of drug candidates.  We cannot assure that any of our drug candidates will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.  We do not expect our products, with the exception of FOSRENOL, which is commercially available in the U.S., to be commercially available in the next two years.

Clinical studies and regulatory approvals of our drug candidates are subject to delays and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue.

The process of completing preclinical and clinical testing and obtaining regulatory approvals generally takes many years and requires the expenditure of substantial resources, and we do not know whether any preclinical or clinical studies by us or our collaborators will be successful, or that regulatory approvals will be received in a timely manner, or at all, for any of our drug candidates under development.  The commencement and completion of clinical trials for any of our drug candidates may be delayed or prevented by many factors, many of which are beyond our control, including:

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ineffectiveness of our drug candidate or perceptions that the candidate is not safe or effective for a particular indication;

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data from our preclinical and clinical studies may be subject to varying interpretations by regulators which could result in failure to obtain regulatory approval for any or all of our drug candidates;

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delays or failures in obtaining regulatory clearance to commence a clinical trial;

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delays or failures in obtaining sufficient clinical materials;

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delays or failures in reaching agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites;

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delays or failures in the regulatory process we must follow, such as the Investigational New Drug (“IND”) process in the United States, in order to commence any clinical trial or in obtaining approval of our clinical trial protocols and related matters from institutional review boards;

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slower than expected rates of patient recruitment or failure to reach full enrollment;

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failure of patients to complete the clinical trial;

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death of, or serious adverse effects experienced by, one or more patients during a clinical trial even if the reasons are not related to our drug candidate;

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inability to monitor patients adequately during or after treatment and, where we rely on third parties for data collection and analysis, inability or unwillingness of such third parties to do so in a timely or accurate manner in accordance with our clinical trial protocols or good clinical practices generally;

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inconclusive or negative results as to efficacy and unforeseen safety issues;

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clinical costs that are greater than we anticipate; and

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government or regulatory delays.

Even if we achieve positive interim results in any clinical trials for any of our drug candidates, these results do not necessarily predict final results, and positive results in early trials may not be indicative of success in later  trials.  A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.  Negative or inconclusive results or adverse medical events during a clinical trial could cause us or any of our applicable collaborators to repeat or terminate a clinical trial or conduct additional trials.  We do not know whether our existing or any future clinical trials of our drug candidates will demonstrate safety and efficacy sufficiently to result in marketable products.  Any one or more of our clinical trials may be suspended at any time for a variety of reasons, including the occurrence of any events or results that cause us, any of our collaborators or any drug regulatory agency to believe that the patients participating in these trials are exposed to unacceptable health risks or that there are deficiencies in the conduct of these trials.  Failures or perceived failures in our clinical trials may directly delay our product development and regulatory approval process, damage our business prospects, make it difficult for us to establish collaborations and negatively affect our reputation and competitive position in the pharmaceutical community.

Even if we receive approval to market any product from any regulatory authorities on the basis of successful clinical studies of that product, following the market introduction of that product we or others may discover safety and efficacy problems not observed in the clinical studies.  In this respect, as a condition to granting approval to market any of our products or at any time after granting such approval, one or more regulatory authorities may require us to conduct further studies (referred to as “Phase IV studies”) to determine the safety and efficacy of the product following market introduction.  If such problems arise, one or more regulatory authorities may withdraw the approval for that product or we may otherwise voluntarily withdraw the product from the market.

Despite the time and resources expended by us, regulatory approval of drug candidates is never guaranteed.  If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful or are ultimately found to not be safe or effective, our business could be seriously harmed.

We have not recorded any revenues from the sale of products, have a history of operating losses and expect to incur additional losses in the future.

To date, we have not recorded any revenues from the sale of products.  From our date of incorporation to March 31, 2006, we have accumulated net losses of approximately $131 million.  Although we have received certain milestone and royalty payments in the past, we cannot assure you that we will receive any milestone or royalty payments in the future.  Consequently, we expect losses to increase in the near term as we fund our preclinical and clinical trials and eventually seek regulatory approval for the sale of our products.  We expect to continue to incur substantial operating losses unless and until such time as product sales and milestone and royalty payments generate sufficient revenues to fund our continuing operations.  We cannot predict if we will ever achieve and sustain profitability.

We need to raise substantial additional financing to fund further research and development, conduct preclinical and clinical studies, and obtain regulatory approvals.

Since inception, we have raised approximately $174 million, net of offering costs, from the sale of equity securities in private placements and public offerings. We will require substantial additional funds to fund further research and development, conduct planned preclinical and clinical trials and obtain regulatory approvals.  Further funding for these purposes may be achieved through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and/or from other sources.  We have no established bank financing arrangements, and there can be no assurance that we will be able to establish such arrangements on satisfactory terms.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of our products.  If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or commercialization efforts.

Our success will depend, in part, on our ability to obtain and protect patents and other intellectual property rights for our drug candidates.

Our success will depend, in part, on our ability to obtain and enforce patents and other intellectual property rights and maintain trade secret protection.  We have filed and are actively pursuing applications for patents in the United States, Canada, various countries in Europe, Japan and other countries.  The patent rights of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions.  Thus, we cannot assure that any of our patent applications will result in the issuance of patents, that we will develop additional proprietary products that are patentable, that any patents issued to us or those that already have been issued will provide us with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent our patents.  Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications.

A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that are related to or affect our business.  Some of these technologies, applications or patents may conflict with our technologies or patent applications.  Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications.

Patent applications in the United States are maintained in secrecy and not published if either: (i) the application is a provisional application or, (ii) the application is filed and we request no publication, and certify that the invention disclosed “has not and will not” be the subject of a published foreign application.  Otherwise, U.S. applications or foreign counterparts, if any, publish 18 months after the priority application has been filed.  Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions.  Moreover, we might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention or opposition proceedings in the European Patent Office to determine whether any patent issued to us or any third party should be maintained, amended or revoked, which could result in substantial cost to us, even if the eventual outcome were favourable to us.  There can be no assurance that our patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Much of our know-how and technology may not be patentable. To protect our rights, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.  Further, our business may be adversely affected by competitors who independently develop competing technologies, especially if we obtain no, or only narrow, patent protection.

Our success will depend, in part, on our ability to operate without infringing the intellectual property rights of others.

Our success will depend, in part, on our ability to operate without infringing the patents and other proprietary rights of third parties.  Infringement proceedings in the pharmaceutical and biotechnology industries can be lengthy, costly and time-consuming and their outcome is uncertain.  If we become involved in any patent litigation, interference, opposition or other administrative proceedings, we may incur substantial expense and the efforts of our technical and management personnel may be significantly diverted.  As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses.  If patents that cover our activities are issued to other companies, we cannot assure that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.  We cannot assure that that any such licenses required under third-party patents or proprietary rights would be made available, if at all, on terms we find acceptable.  If we need but cannot obtain such licenses on terms that are acceptable to us, we could encounter delays in the introduction of our products or be prohibited from developing, manufacturing, using, selling or otherwise commercializing our own products.

We may incur substantial costs, delays and difficulties in complying with government regulations, including drug manufacturing regulations and environmental regulations.

The manufacture and sale of human therapeutic and diagnostic products in countries around the world, including those in North America, Europe and Asia, are governed by a variety of statutes and regulations.  In addition to the statutes and regulations described above relating to the preclinical and clinical studies that we must conduct to demonstrate the safety and efficacy of our drug candidates, we must also comply with statutes and regulations relating to current Good Manufacturing Practices (“cGMP”), that regulate the production and storage of drugs, the control of advertising, labelling and other marketing activities, the protection of the environment, and the protection of occupational safety and health of manufacturing personnel.

We believe that the manufacturing processes and facilities by and in which the drug candidates that we are currently studying in clinical trials are manufactured and stored comply with cGMP as adopted by the FDA, Health Canada, the EMEA and Europe national drug regulatory agencies, and counterparts of these regulatory agencies in other countries. Under cGMP, the manufacturing processes and facilities in which our drug candidates are manufactured and stored are subject to periodic review by the FDA, Health Canada and, in the case of the EMEA, authorized third parties.  We cannot assure, however, that any of these processes, facilities or future such processes or facilities that we utilize will remain in or be able to achieve such compliance.  The failure to comply with cGMP of any of the processes or facilities by or in which our drug candidates are manufactured or stored is more than likely to result in our failure to obtain or maintain regulatory approval to market the applicable drug candidate or product.  In the United States, the FDA has been engaged during the past several years in revising its cGMP regulatory program to encourage the early adoption of new technological advances by the pharmaceutical industry, facilitate industry application of modern quality management techniques, including implementation of quality systems approaches, to all aspects of pharmaceutical production and quality assurance, encourage implementation of risk-based approaches that focus on critical areas, ensure that regulatory review and inspection policies are based on state-of-the-art pharmaceutical science, and enhance the consistency and coordination of the FDA's drug quality regulatory programs, in part, by integrating enhanced quality systems approaches into the FDA's business processes and regulatory policies concerning review and inspection activities.  This program, as well as similar programs under consideration by drug regulators in other countries, may result in revisions in the cGMP regulations in the United States and elsewhere that require us or any third party contract manufacturers that we use to modify the facilities in which our drug candidates are manufactured and stored.  We cannot assure that we will be able to do so if so required.

Our discovery and development processes also involve the controlled use of hazardous and radioactive materials.  We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.  In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.  We are not specifically insured with respect to this liability.  Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, we cannot assure that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

We currently face and will continue to face significant competition.

We are engaged in a rapidly changing field. Other products and therapies that will compete directly with the products that we are seeking to develop and market currently exist or are being developed.  Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase.  Most of these companies have significantly greater financial resources and expertise in discovery and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than ourselves.  Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies.  Many of these competitors have significant products that have been approved or are in development and operate large, well-funded discovery and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for therapeutic products and clinical development and marketing.  These companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.  In addition to the above factors, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position.  We cannot assure that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than our own.

Other companies may succeed in developing products earlier than ourselves, obtaining government regulatory approvals for such products more rapidly than we will, or in developing products that are more effective than products we propose to develop. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy we develop, or that any therapy we develop will be preferred to any existing or newly developed technologies.

We may not succeed at establishing a successful commercialization program for any of our products either through resources that we will have to establish or through outsourcing contracts with third parties.

We have not yet introduced any products to market and have limited manufacturing, sales, marketing and distribution experience.  To develop internal sales, distribution and marketing capabilities, we would have to invest significant amounts of financial and management resources.  If we decide to perform sales, marketing and distribution functions for certain drugs ourselves, we would face a number of risks, including:

●

we may not be able to build a significant marketing or sales force;

●

the cost of establishing, training and providing oversight for a marketing or sales force may not be justifiable in light of the revenues generated by any particular product;

●

our sales and marketing efforts may not be successful; and

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there are significant legal and regulatory risks in drug marketing and sales that we have never faced, and any failure to comply with legal and regulatory requirements for sales, marketing and distribution could result in enforcement action by drug regulatory authorities, such as the FDA or Health Canada, that could jeopardize our ability to market the product or subject us to liability.

If we rely on  third parties to launch and market our drug candidates, if approved, we may have limited or no control over the sales, marketing and distribution activities of these third parties and our future revenue may depend on the success of these third parties.  In addition, if these parties fail to comply with applicable regulatory requirements, the FDA, Health Canada or other authorities could take enforcement action that could jeopardize our ability to market the drug candidate.

We believe that there will be many different applications for our products. We also believe that the anticipated market for our products will continue to expand.  However, these assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of our products’ commercial viability.

Our success depends, in part, on our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs.

To be commercially successful, our drug candidates, if approved, must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs.  In order to manufacture any of our products in commercial quantities, if we elect to do so, we will need to develop our own manufacturing facilities or contract with third parties to do so.  We cannot assure that we will be able to make the transition to commercial production of any of our products either by manufacturing them on our own or through contract manufacturers.

In addition, production of our products may require raw materials for which the sources and amount of supply are limited or could be limited in the future.  Any inability to obtain adequate supplies of such raw materials on acceptable terms, could significantly delay the development, regulatory approval and marketing of our products.

If we fail to hire and retain key management and scientific personnel, we may be unable to successfully implement our business plan.

We are dependent on certain members of our management and scientific staff, the loss of services of one or more of whom could materially adversely affect us.  Currently, five members of our management and scientific staff are permitted to work in Canada pursuant to employment authorizations issued by Immigration Canada.  Employment authorizations are required to be renewed periodically.  We cannot assure that these employment authorizations will be renewed.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees.  Although we have done so in the past and expect to do so in the future, we cannot assure that we will be able to successfully attract and retain skilled and experienced personnel.

Healthcare reform and cost control initiatives by third-party payors could reduce the prices that can be charged for drugs, which could limit the commercial success of our drug candidates and reduce or revenues and profitability.

Our ability to commercialize products successfully will depend in significant part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.  Both the federal and state governments in the United States, federal and provincial governments in Canada and governments in other countries continue to propose and pass new legislation, rules and regulations affecting third-party payors’ coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. There may be future changes that result in reductions in current coverage and reimbursement levels for the type of products we are developing, and we cannot predict the full scope of the changes or the impact that those changes would have on our operations. In addition, third-party payors in the United States and elsewhere are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare products, and we cannot assure that adequate third-party coverage will be available to establish price levels sufficient for us to realize an appropriate return.

We may incur losses associated with foreign currency fluctuation and may not be able to effectively hedge our exposure.

We maintain our accounts in Canadian dollars.  A portion of our revenue and expenditures are in foreign currencies, most notably in U.S. dollars, and therefore we are subject to foreign currency fluctuations, which may, from time to time, impact our financial position and results.  We currently do not hedge for foreign currency fluctuations.  In the future, we may enter into hedging arrangements under specific circumstances, typically through the use of forward or futures contracts, to minimize the impact of decreases in the value of the U.S. dollar.

If product liability lawsuits are successfully brought against us, we will incur significant liabilities and may be required to limit the commercialization of our product candidates.

Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of therapeutic products.  Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity.  While we will continue to take precautions we deem appropriate, there can be no assurance that we will be able to avoid significant product liability exposure.

Our success may depend, in part, on our ability to maintain adequate insurance at acceptable costs.

We have product liability insurance coverage to a maximum of $5 million per incident and an aggregate of $10 million.  Such insurance is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all.  An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our current or potential products.  A product liability claim brought against us in a clinical trail or a product withdrawal could have a material adverse effect upon us and our financial condition.

If we are not successful in establishing and maintaining existing and additional collaborations with third parties, our business will be adversely affected.

Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products.  To date, we have also entered into research collaborations for the potential development and commercialization of our product candidates with pharmaceutical firms, pursuant to which we could receive additional funding, including milestone payments from those parties.  We intend to enter into additional corporate partnering agreements to develop and commercialize products based upon our products and technology.  We cannot assure, however, that we will be able to establish such additional collaborations on favourable terms, if at all, or that our current or future collaborative arrangements will be successful.

Should any collaborative partner fail to develop or commercialize successfully any product to which we have rights, or any of the partner’s products to which we have rights, our business may be adversely affected.  In addition, while we believe that our collaborative partners will have sufficient economic motivation to continue their funding, we cannot assure that any of these collaborations will be continued or result in successfully commercialized products.  Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program.  In addition, we cannot assure that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases and conditions targeted by our programs.

Risks Related to our Common Shares

Further equity financing may substantially dilute the interests of our shareholders.

We will require substantial additional funds to fund further research and development, conduct planned preclinical and clinical trials and obtain regulatory approvals.  If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders and reduce the value of their investment.

Our common shares may experience price and volume fluctuations and the market price for our common shares may drop below the price you pay.

The market price of our common shares could be subject to significant fluctuations.  Market prices for securities of early stage companies like ours have historically been particularly volatile.  As a result of this volatility, you may not be able to sell your common shares at or above the price you pay.  The market price of our common shares may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

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announcements concerning the results of clinical trials for our drug candidates;

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announcements regarding regulatory approval or rejection of NDA’s in the United States and marketing authorization applications in other countries, if any, that we file for any of our drug candidates;

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market acceptance of each of our products, if approved for marketing by government regulators;

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the amount of reimbursement for our products under government programs, such as Medicare and Medicaid in the United States, and by other third party payors, as well as the prices for our products that we are able to negotiate with government regulators in those countries where we are required to do so;

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the need to recall any of our products after they have been approved and introduced into the market;

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reports and publications by drug regulatory, health or medical authorities, academic or other researchers, the media or other third parties regarding the potential benefits, side effects or other disadvantages of our drug candidates in particular, the general type of products we are developing, or biopharmaceutical products in general;

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announcements of technological innovations or new products by us or our competitors;

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announcements concerning our competitors or the biopharmaceutical industry in general;

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new regulatory pronouncements and changes in regulatory guidelines;

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the timing of our achievement, if at all, of profitability and positive cash flow from operations;

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actual or anticipated variations in our quarterly operating results; and

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changes in financial estimates or recommendations by securities analysts, or the failure to meet or exceed securities analyst recommendations.

The market prices of securities of pharmaceutical and biotechnology companies have been highly volatile and are likely to remain highly volatile in the future.  This volatility has often been unrelated or disproportionate to the operating performance of the particular companies.  These broad market fluctuations could result in extreme fluctuations in the price of our common shares, which could cause a decline in the value of a shareholder’s investment.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

We do not expect to pay dividends on our common shares in the foreseeable future.

We have never paid cash dividends on our common shares.  We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on our common shares for the foreseeable future.  As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities.  A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws.

Non-Canadian residents holding our common shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence.  In addition, although we substantially comply with the corporate governance guidelines of AMEX, we have obtained an exemption from AMEX permitting us to follow the shareholder meeting quorum requirements of our bylaws, which provide that a quorum is met by two persons holding or representing not less than 10% of the outstanding voting shares (as compared to 33 1/3% under AMEX requirements).

We may constitute a passive foreign investment company under U.S. federal income tax laws in the current or future tax years.

Special United States federal income tax rules apply to U.S. taxpayers directly or indirectly owning shares of a passive foreign investment company (“PFIC”). We may constitute a PFIC in the current or a future tax year.  However, since PFIC status will be determined on an annual basis and depends on the composition of the our income and assets and the nature of the our activities from time to time, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding the United States federal income tax characterization of us as a PFIC. If we are treated as a PFIC for any taxable year during which a U.S. taxpayer holds, or is treated as holding, our common shares, certain adverse consequences could apply to the U.S. taxpayer.

Certain adverse PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder timely elects to have us treated as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. taxpayer is treated as owning an interest in a PFIC, and we provide specified information to U.S. Holders. If we are treated as a PFIC, a U.S. taxpayer may not be able to avoid the adverse consequences described above by electing to treat us as a QEF because we may not provide the information that a holder requires to make such an election effective.

As an alternative to the QEF election, a U.S. taxpayer of “marketable stock” in a PFIC may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange”. Our common shares are traded on the American Stock Exchange, which is a “qualified exchange”. We cannot assure U.S. taxpayers that our common shares will be treated as regularly traded stock. If the mark-to-market election is available and validly made, the electing U.S. taxpayer generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis in the stock, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election.

A U.S. taxpayer considering investing in our common shares should consult its own tax advisor concerning the United States federal income tax consequences of holding our common shares if we are treated as a PFIC for any taxable year during which the U.S. Holder holds, or is treated as holding, our common shares (including the advisability and availability of making any of the foregoing elections).

U.S. investors may not be able to obtain enforcement of civil liabilities against us, certain of our directors and officers.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are organized under and governed by the federal laws of Canada, and that certain of our directors and certain of our officers are residents of Canada, and that a substantial portion of our assets and said persons are located outside the United States. It may not be possible for investors to effect service of process within the United States on us and certain of our directors and officers or enforce judgments obtained in U.S. courts against us and certain of our directors and officers based upon the civil liability provisions of U.S. federal or state securities laws.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us and our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

QUARTERLY FINANCIAL DATA

Set forth below is selected unaudited consolidated financial data for the quarters of Fiscal 2006 and 2005:

(In thousands of Canadian dollars, except per share data)

	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005	Mar 31 2006
Revenue	2,310	11	21,600	347	25	-	-	270
Net income loss)	(3,814)	(6,584)	15,848	(7,619)	(8,025)	(9,255)	(11,403)	(12,784)
Income (loss) per share(1)	(0.12)	(0.21)	0.50	(0.24)	(0.25)	(0.29)	(0.34)	(0.32)

(1)Diluted loss per share has not been presented since our stock options were anti-dilutive.

Quarterly Trends

The quarterly trend of our expenditures reflects the continued advancement of our clinical programs and the expansion of our in-house development capabilities as we move towards establishing ourselves as a commercial enterprise.  Over the past eight quarters we have progressed from Phase II clinical trials into Phase III trials for MOZOBIL, which were initiated in the quarter ended March 31, 2005.  The majority of recruitment costs for the Phase III trials should be substantially incurred by the end of the third quarter of Fiscal 2007.  The past three fiscal quarters have included an expanded AMD070 clinical program in both Phase I and II trials.  Although we are still continuing our collaboration with the ACTG, the new AMD070 trial costs are being managed and fully funded by us.  During these two fiscal years we have manufactured drug product and drug substance for both clinical drug candidates, which also incurred analytical costs to evaluate, validate and provide ongoing stability testing.  Our in-house research programs have continued to focus on developing a CCR5 clinical candidate, developing backup CXCR4 inhibitors for HIV and evaluating CXCR4 inhibitors in oncology.  We anticipate increased spending in future fiscal quarters as we meet the regulatory requirements for our drug candidates and evolve into a commercial company.